Exhibit 99.1

News Release

PartnerRe Ltd. Reports Third Quarter and Nine Month 2019 Results

▪	Net income available to common shareholder of $216 million for the third quarter and common shareholder's book value growth, excluding dividends on common shares, of 3.2% compared to June 30, 2019

▪
Non-life combined ratio of 96.4% during the third quarter, including $93 million pre-tax losses (6.9 points) from Hurricane Dorian and Typhoon Faxai, compared with a combined ratio of 107.8% in the prior year. Non-Life net premiums written increased 17% to $1.26 billion

▪
Life and Health profitability, including underwriting result and allocated net investment income, of $31 million for the third quarter, a $13 million increase compared to the prior year. Life and Health net premiums written increased 19% to $352 million

▪	Total investment return of $225 million (1.3%) for the third quarter, driven by $109 million net investment income (up 5% compared to the prior year) and $114 million net realized and unrealized gains

PEMBROKE, Bermuda, November 8, 2019 - PartnerRe Ltd. ("the Company") today reported a net income available to common shareholder of $216 million for the third quarter of 2019, which includes net realized and unrealized investments gains of $41 million on fixed maturities and short-term investments, primarily due to decreases in world-wide risk-free rates, and $39 million net foreign exchange gains. This compared to a net loss attributable to common shareholder of $106 million for the third quarter of 2018, which included net realized and unrealized investment losses on fixed maturities and short-term investments of $73 million, and $17 million net foreign exchange losses.
Net income available to common shareholder was $998 million for the first nine months of 2019, which includes net realized and unrealized investment gains on fixed maturities and short-term investments of $484 million, primarily due to decreases in world-wide risk-free rates and credit spreads, and net foreign exchange losses of $8 million. This compared to a net loss attributable to common shareholder of $101 million for the first nine months of 2018, which included net realized and unrealized investment losses on fixed maturities and short-term investments of $407 million, and $53 million net foreign exchange gains.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release

The majority of the Company's investments, including all fixed maturities, such as government bonds and investment grade corporate debt, are accounted for at fair value with changes in the fair value recorded in the Consolidated Statements of Operations.
Commenting on results, PartnerRe President and Chief Executive Officer Emmanuel Clarke said, “Our third quarter results were highlighted by improved year-on-year profitability in the Non-Life and Life & Health segments, increased Investments contribution from both net investment income and realized gains and a lower expense ratio. We achieved double digit growth in net premium written in both the Non-Life and Life & Health segments, benefiting from an improved pricing and underwriting environment in Non-Life and from the continued execution of our Life & Health growth strategy.”
Mr. Clarke also added: “We are very focused on delivering further underwriting margin improvement in 2020, helped by a Non-Life pricing environment we expect to continue to firm. With our capital and book value up 9.9% and 14.2% respectively for the year, we are well positioned to capitalize on selective growth opportunities with improved margins and attractive returns, while reducing our exposure to underperforming segments.”
Highlights for the third quarter and the first nine months of 2019 compared to the same periods of 2018, are included below.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release

Non-Life:

▪	Non-life net premiums written for the third quarter of 2019 were up 17% compared to the third quarter of 2018, driven by a 12% increase in the P&C segment, and a 25% increase in the Specialty segment.

▪	Non-life net premiums written were up 19% for the first nine months of 2019 compared to the same period of 2018, driven by a 23% increase in the P&C segment and 14% increase in the Specialty segment.

▪
The Non-life underwriting profit was $49 million (combined ratio of 96.4%) for the third quarter of 2019 compared to a loss of $87 million (combined ratio of 107.8%) for the same period of 2018. The increase in underwriting profit was driven by the P&C segment which reported a combined ratio of 99.4% for the third quarter of 2019 compared to 114.7% for the third quarter of 2018, with the improvement driven by a reduction in the attritional loss ratio and a decrease in losses related to large catastrophic events. Catastrophic losses included Hurricane Dorian and Typhoon Faxai of $93 million, pre-tax, net of retrocession and reinstatement premiums, or 11.5 points on the P&C combined ratio, compared to $120 million or 17.9 points on the combined ratio related to Typhoons Jebi and Trami and Hurricane Florence in the third quarter of 2018. The Specialty segment also recorded an improved combined ratio of 91.7% for the third quarter of 2019 compared to 97.4% for the same period of 2018, driven primarily by lower attritional losses on the current accident year.

▪
The Non-life underwriting profit was $168 million (combined ratio of 95.5%) for the first nine months of 2019 compared to $20 million (combined ratio of 99.4%) for the same period of 2018. The increase was driven by the P&C segment with a combined ratio of 91.4% for the first nine months of 2019 compared to 104.4% for the same period of 2018, reflecting an improvement in the current accident year attritional loss ratio and a decrease in losses related to large catastrophic events. This was partially offset by the Specialty segment, which recorded a combined ratio of 101.6% for the first nine months of 2019 compared to 92.4% for the same period of 2018, driven by net adverse prior years' reserve development and a large aviation loss related to Ethiopian Airlines and Boeing of $43 million (2.9 points on the Specialty combined ratio), net of retrocession and reinstatement premiums.

▪
The Non-life combined ratio was impacted by net adverse prior year development of $3 million (0.2 points) and $18 million (0.5 points) for the third quarter and first nine months of 2019, respectively. This compared to net favorable prior year development of $32 million (2.9 points) and $102 million (3.2 points) for the third quarter and first nine months of 2018, respectively.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release

Life and Health:

▪	Net premiums written were up 19% in the third quarter of 2019, and up 21% for the first nine months of 2019 compared to the same period of 2018.

▪
Allocated underwriting result was a profit of $31 million and $75 million for the third quarter and first nine months of 2019, respectively, compared to $18 million and $69 million for the third quarter and first nine months of 2018, respectively.

Investments:

▪
Net investment return in the third quarter of 2019 was $225 million, or 1.3%, driven by net investment income of $109 million, net realized and unrealized investment gains of $114 million and interest in earnings of equity method investments of $2 million. This compares to a net investment return of $63 million, or 0.4%, for the third quarter of 2018, which included net investment income of $104 million and net realized and unrealized investment losses of $41 million.

▪
Net investment return for the first nine months of 2019 was $1,143 million, or 6.6%, which included net investment income of $340 million, net realized and unrealized investment gains of $765 million, and interest in earnings of equity method investments of $38 million. This compares to a net investment return of $3 million for the first nine months of 2018, which included net investment income of $312 million, net realized and unrealized investment losses of $337 million, and interest in earnings of equity method investments of $28 million.

▪
Net investment income was up $5 million, or 5%, for the third quarter of 2019 and up $28 million, or 9% for the first nine months of 2019, compared to the same periods of 2018. This was driven primarily by actions taken during the fourth quarter of 2018 and during the first quarter of 2019 to improve the yield on the fixed income and alternative credit portfolios.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release

▪
Net realized and unrealized investment gains of $114 million and $765 million in the third quarter and first nine months of 2019, respectively, were driven by $41 million and $484 million, respectively, of net realized and unrealized investment gains on fixed maturities and short-term investments, and $73 million and $281 million, respectively, of net realized and unrealized investment gains on equities, investments in real estate and other invested assets, primarily due to gains in public equity funds. Included within the $41 million and $484 million of net realized and unrealized investment gains on fixed maturities and short-term investments for the third quarter and first nine months of 2019, respectively, was $70 million and $222 million, respectively, of net realized gains primarily driven by the Company's decisions to rebalance certain portfolios to lock in fully valued gains, particularly in lower rated investment grade credit, and to reallocate the proceeds to other investment classes, particularly to highly rated governments and mortgage backed securities, and to alternative credit. This compared to net realized and unrealized investment losses of $41 million and $337 million in the third quarter and first nine months of 2018, respectively, which included $73 million and $407 million, respectively, of net realized and unrealized investment losses on fixed maturities and short-term investments, and $33 million and $69 million, respectively, of net realized and unrealized investment gains on equities, investments in real estate and other invested assets.

▪
The interest in earnings of equity method investments of $2 million and $38 million in the third quarter and first nine months of 2019, respectively, was primarily driven by an appreciation in value of certain real estate investments held, and for the first nine months of 2019, also reflected gains on private equity investments. This compared to gains of $0 million and $28 million for the same periods of 2018.

▪	As at September 30, 2019, reinvestment rates were 2.7% compared to the Company's fixed income investment portfolio yield of 2.9% for the third quarter of 2019.
Other Income Statement Items:

▪
Expense ratio of 4.7% for the third quarter of 2019 (Other expenses of $80 million) was down 0.2 percentage points compared to expense ratio of 4.9% (Other expenses of $69 million) for the same period of 2018. Expense ratio of 5.3% for the first nine months of 2019 (Other expenses of $255 million) was down 0.4 percentage points compared to expense ratio of 5.7% (Other expenses of $232 million) for the same period of 2018.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

News Release

▪
Net foreign exchange gains were $39 million in the third quarter of 2019, driven by the U.S. dollar strengthening against most major currencies partially offset by the cost of hedging, compared to losses of $16 million for the third quarter of 2018, driven by the U.S. dollar weakening against certain major currencies. Net foreign exchange losses were $8 million for the first nine months of 2019, driven primarily by the cost of hedging, compared to gains of $53 million for the same period of 2018, driven by the appreciation of the U.S. dollar against most major currencies partially offset by hedging costs.

▪
Interest expense was $10 million and $32 million for the third quarter and the first nine months of 2019, respectively, while preferred dividends were $12 million and $35 million for the third quarter and first nine months of 2019, respectively, and were comparable to the same periods of 2018.

▪	Loss on redemption of debt was $15 million for the third quarter and first nine months of 2019, related to the redemption of the Company's 5.50% Senior Notes due 2020 at a make-whole redemption price.

▪
Income tax expense was $29 million on pre-tax income of $257 million in the third quarter of 2019 compared to an expense of $10 million on pre-tax losses of $84 million for the same period of 2018. Income tax expense was $104 million on pre-tax income of $1,137 million for the first nine months of 2019 compared to a expense of $4 million on pre-tax losses of $61 million for the first nine months of 2018. These amounts were primarily driven by the geographical distribution of pre-tax profits and losses.

Balance Sheet, Capitalization and Cash Flows:

▪
Total investments and cash and cash equivalents were $17.6 billion at September 30, 2019, up 8.1% compared to December 31, 2018. The increase to September 30, 2019 was primarily driven by the $1,143 million net investment return for the first nine months of 2019 and the increase in payable for securities purchased to $432 million as at September 30, 2019 from $80 million as at December 31, 2018.

▪
Cash and cash equivalents, fixed maturities, and short-term investments, which are government issued or investment grade fixed income securities, were $13.0 billion at September 30, 2019, representing 74% of the total investments and cash and cash equivalents.

▪
The average credit rating of the fixed income portfolio has increased to AA as of September 30, 2019 from A at December 31, 2018. The improvement in the average credit quality of the fixed income portfolio was due to actions taken during 2019 to reduce exposure to lower rated investment grade credit and reinvest certain proceeds in highly rated governments and mortgage backed securities. The expected average duration of the public fixed income portfolio at September 30, 2019 was 3.0 years, while the average duration of the Company’s liabilities was 4.8 years.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

News Release

▪
Dividends declared and paid to common shareholders in the third quarter and first nine months of 2019 was $120 million and $200 million, respectively. This compares to no dividends being declared or paid in the third quarter of 2018 and $48 million for the first nine months of 2018.

▪
Total capital was $8.7 billion at September 30, 2019, up 9.9% compared to December 31, 2018, primarily due to net income for the first nine months of 2019, partially offset by dividends on preferred and common shares. The Company issued $500 million 3.70% Senior Notes due 2029 during the second quarter of 2019 and used the proceeds to early redeem the $500 million 5.50% Senior Notes due 2020 in the third quarter of 2019.

▪
Common shareholder's equity (or book value) of $6.6 billion and tangible book value of $6.1 billion at September 30, 2019 increased by 14.2% and 15.9%, respectively, compared to December 31, 2018, primarily due to the net income available to common shareholder for the first nine months of 2019, partially offset by dividends on common shares. Book value, excluding dividends on common shares for the first nine months of 2019, was up 17.7% compared to December 31, 2018.

▪
Cash provided by operating activities, which include cash flows related to net investment income and underwriting operations, was $394 million in the third quarter of 2019 compared to $237 million in the third quarter of 2018 and $704 million for the first nine months of 2019 compared to $329 million for the same period of 2018. The increases for the third quarter and first nine months of 2019 over the same periods of 2018 were primarily driven by increases in cash flow from underwriting operations.

_______________________________________

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	7

News Release

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2018, total revenues were $5.6 billion. At September 30, 2019, total assets were $24.9 billion, total capital was $8.7 billion and total shareholders’ equity was $7.3 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com

Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the Company's Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/

Forward-looking statements contained in this press release are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.

The Company’s estimate for recent catastrophic losses is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	8

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income (Loss) (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Revenues
Gross premiums written	$1,706,139	$1,504,197	$5,732,283	$4,986,144
Net premiums written	$1,614,276	$1,374,117	$5,397,235	$4,516,872
Decrease (increase) in unearned premiums	82,295	45,447	(607,399)	(438,246)
Net premiums earned	1,696,571	1,419,564	4,789,836	4,078,626
Net investment income	109,423	104,398	340,318	312,036
Net realized and unrealized investment gains (losses)	113,594	(41,323)	764,522	(337,492)
Other income	3,806	7,225	11,376	16,398
Total revenues	1,923,394	1,489,864	5,906,052	4,069,568
Expenses
Losses and loss expenses	1,224,862	1,156,142	3,429,349	3,024,631
Acquisition costs	375,317	315,534	1,059,474	905,546
Other expenses	79,645	68,708	254,668	232,225
Interest expense	10,011	10,751	31,857	32,384
Loss on redemption of debt (2)	15,175	—	15,175	—
Amortization of intangible assets	2,795	5,922	8,505	17,677
Net foreign exchange (gains) losses	(38,834)	16,588	8,308	(53,314)
Total expenses	1,668,971	1,573,645	4,807,336	4,159,149
Income (loss) before taxes and interest in earnings of equity method investments	254,423	(83,781)	1,098,716	(89,581)
Income tax expense	29,130	10,389	103,639	4,591
Interest in earnings of equity method investments	2,455	39	37,852	28,213
Net income (loss)	227,748	(94,131)	1,032,929	(65,959)
Preferred dividends	11,604	11,604	34,812	34,812
Net income (loss) available to common shareholder	$216,144	$(105,735)	$998,117	$(100,771)
Comprehensive income (loss)
Net income (loss)	$227,748	$(94,131)	$1,032,929	$(65,959)
Change in currency translation adjustment	(7,871)	9,789	29,683	(32,311)
Change in net unrealized gains or losses on investments, net of tax	(63)	(73)	(1,965)	(220)
Change in unfunded pension obligation, net of tax	94	(838)	45	(724)
Comprehensive income (loss)	$219,908	$(85,253)	$1,060,692	$(99,214)

(1) The Company's common shares included in shareholders' equity are owned by EXOR Nederland N.V. and are no longer traded on the NYSE. As such, per share data is not meaningful to present.

(2) Loss on redemption of debt for the three and nine months ended September 31, 2019 of $15 million relates to the redemption of the Company's 5.50% Senior Notes due 2020 at a make-whole redemption price, representing the present value of the remaining scheduled payments on the notes.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	September 30, 2019	December 31, 2018
Assets
Investments:
Fixed maturities, at fair value	$11,487,739	$12,639,845
Short-term investments, at fair value	592,724	493,726
Equities, at fair value	1,080,985	694,301
Investments in real estate	70,226	72,573
Other invested assets	3,027,946	1,488,995
Total investments	16,259,620	15,389,440
Cash and cash equivalents	1,331,199	877,907
Accrued investment income	109,378	115,735
Reinsurance balances receivable	3,502,647	2,976,644
Reinsurance recoverable on paid and unpaid losses	962,168	940,291
Funds held by reinsured companies	781,366	829,695
Deferred acquisition costs	874,444	743,046
Deposit assets	169,191	80,661
Net tax assets	127,295	157,690
Goodwill	456,380	456,380
Intangible assets	120,466	128,899
Other assets (1)	158,687	63,506
Total assets	$24,852,841	$22,759,894
Liabilities
Non-life reserves	$9,910,360	$9,895,376
Life and health reserves	2,182,634	2,198,080
Unearned premiums	2,690,088	2,072,953
Other reinsurance balances payable	489,613	281,744
Deposit liabilities	7,469	7,172
Net tax liabilities	137,475	101,525
Accounts payable, accrued expenses and other (1) (2)	714,004	266,524
Debt related to senior notes	1,308,102	1,349,017
Debt related to capital efficient notes	70,089	70,989
Total liabilities	17,509,834	16,243,380
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 28,169,062 shares; aggregate liquidation value: $704,227)	28,169	28,169
Additional paid-in capital	2,396,530	2,396,530
Accumulated other comprehensive loss	(110,871)	(138,634)
Retained earnings	5,029,179	4,230,449
Total shareholders’ equity	7,343,007	6,516,514
Total liabilities and shareholders’ equity	$24,852,841	$22,759,894

(1) Effective January 1, 2019, the Company adopted ASC 842, a new accounting standard for leases, which resulted in an increase of approximately $80 million related to the recognition of operating lease right-of-use assets in Other assets and operating lease liabilities in Accounts payable, accrued expenses, and other at September 30, 2019.

(2) Includes payables for securities purchased of $432 million as at September 30, 2019 compared to $80 million as at December 31, 2018.

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Net cash provided by operating activities	$394,452	$237,228	$703,683	$328,582
Net cash (used in) provided by investing activities	(598,121)	(280,274)	11,439	(1,164,179)
Net cash used in financing activities	(649,890)	(11,604)	(256,264)	(82,647)
Effect of foreign exchange rate changes on cash	(9,429)	(4,125)	(5,566)	20,712
(Decrease) increase in cash and cash equivalents	(862,988)	(58,775)	453,292	(897,532)
Cash and cash equivalents - beginning of period	2,194,187	933,255	877,907	1,772,012
Cash and cash equivalents - end of period	$1,331,199	$874,480	$1,331,199	$874,480

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended September 30, 2019
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$799	$552	$1,351	$355	$—	$1,706
Net premiums written	$709	$554	$1,263	$352	$—	$1,615
Decrease (increase) in unearned premiums	101	(23)	78	4	—	82
Net premiums earned	$810	$531	$1,341	$356	$—	$1,697
Losses and loss expenses	(584)	(340)	(924)	(301)	—	(1,225)
Acquisition costs	(203)	(141)	(344)	(31)	—	(375)
Technical result	$23	$50	$73	$24	$—	$97
Other income	—	—	—	4	—	4
Other expenses	(18)	(6)	(24)	(16)	(40)	(80)
Underwriting result	$5	$44	$49	$12	n/a	$21
Net investment income				19	90	109
Allocated underwriting result				$31	n/a	n/a
Net realized and unrealized investment gains					114	114
Interest expense					(10)	(10)
Loss on redemption of debt					(15)	(15)
Amortization of intangible assets					(3)	(3)
Net foreign exchange gains					39	39
Income tax expense					(29)	(29)
Interest in earnings of equity method investments					2	2
Net income					n/a	$228
Loss ratio (1)	72.1%	64.0%	68.9%
Acquisition ratio (2)	25.1	26.6	25.7
Technical ratio (3)	97.2%	90.6%	94.6%
Other expense ratio (4)	2.2	1.1	1.8
Combined ratio (5)	99.4%	91.7%	96.4%
	For the three months ended September 30, 2018
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$729	$475	$1,204	$300	$—	$1,504
Net premiums written	$635	$442	$1,077	$297	$—	$1,374
Decrease in unearned premiums	36	4	40	5	—	45
Net premiums earned	$671	$446	$1,117	$302	$—	$1,419
Losses and loss expenses	(590)	(304)	(894)	(262)	—	(1,156)
Acquisition costs	(162)	(123)	(285)	(30)	—	(315)
Technical result	$(81)	$19	$(62)	$10	$—	$(52)
Other income	—	—	—	3	4	7
Other expenses	(18)	(7)	(25)	(11)	(33)	(69)
Underwriting result	$(99)	$12	$(87)	$2	n/a	$(114)
Net investment income				16	88	104
Allocated underwriting result				$18	n/a	n/a
Net realized and unrealized investment losses					(41)	(41)
Interest expense					(11)	(11)
Amortization of intangible assets					(6)	(6)
Net foreign exchange losses					(16)	(16)
Income tax expense					(10)	(10)
Net loss					n/a	$(94)
Loss ratio (1)	87.9%	68.0%	80.0%
Acquisition ratio (2)	24.1	27.8	25.6
Technical ratio (3)	112.0%	95.8%	105.6%
Other expense ratio (4)	2.7	1.6	2.2
Combined ratio (5)	114.7%	97.4%	107.8%

(1)	Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.

(2)	Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.

(3)	Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.

(4)	Other expense ratio is obtained by dividing other expenses by net premiums earned.

(5)	Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the nine months ended September 30, 2019
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$2,933	$1,690	$4,623	$1,109	$—	$5,732
Net premiums written	$2,671	$1,633	$4,304	$1,093	$—	$5,397
Increase in unearned premiums	(444)	(155)	(599)	(8)	—	(607)
Net premiums earned	$2,227	$1,478	$3,705	$1,085	$—	$4,790
Losses and loss expenses	(1,421)	(1,094)	(2,515)	(914)	—	(3,429)
Acquisition costs	(559)	(387)	(946)	(113)	—	(1,059)
Technical result	$247	$(3)	$244	$58	$—	$302
Other income	—	—	—	9	2	11
Other expenses	(56)	(20)	(76)	(45)	(134)	(255)
Underwriting result	$191	$(23)	$168	$22	n/a	$58
Net investment income				53	287	340
Allocated underwriting result				$75	n/a	n/a
Net realized and unrealized investment gains					765	765
Interest expense					(32)	(32)
Loss on redemption of debt					(15)	(15)
Amortization of intangible assets					(9)	(9)
Net foreign exchange losses					(8)	(8)
Income tax expense					(104)	(104)
Interest in earnings of equity method investments					38	38
Net income					n/a	$1,033
Loss ratio	63.8%	74.0%	67.9%
Acquisition ratio	25.1	26.2	25.5
Technical ratio	88.9%	100.2%	93.4%
Other expense ratio	2.5	1.4	2.1
Combined ratio	91.4%	101.6%	95.5%

	For the nine months ended September 30, 2018
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$2,465	$1,606	$4,071	$915	$—	$4,986
Net premiums written	$2,179	$1,438	$3,617	$900	$—	$4,517
Increase in unearned premiums	(332)	(102)	(434)	(4)	—	(438)
Net premiums earned	$1,847	$1,336	$3,183	$896	$—	$4,079
Losses and loss expenses	(1,428)	(837)	(2,265)	(760)	—	(3,025)
Acquisition costs	(441)	(376)	(817)	(89)	—	(906)
Technical result	$(22)	$123	$101	$47	$—	$148
Other income	—	—	—	10	6	16
Other expenses	(59)	(22)	(81)	(36)	(115)	(232)
Underwriting result	$(81)	$101	$20	$21	n/a	$(68)
Net investment income				48	264	312
Allocated underwriting result				$69	n/a	n/a
Net realized and unrealized investment losses					(337)	(337)
Interest expense					(32)	(32)
Amortization of intangible assets					(18)	(18)
Net foreign exchange gains					53	53
Income tax expense					(4)	(4)
Interest in earnings of equity method investments					28	28
Net loss					n/a	$(66)
Loss ratio	77.4%	62.6%	71.2%
Acquisition ratio	23.8	28.2	25.7
Technical ratio	101.2%	90.8%	96.9%
Other expense ratio	3.2	1.6	2.5
Combined ratio	104.4%	92.4%	99.4%

Supplementary Financial Information

PartnerRe Ltd.
Investment Portfolio
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	September 30, 2019		December 31, 2018
Investments:
Fixed maturities
U.S. government	$1,113,907	7%	$2,343,278	15%
U.S. government sponsored enterprises	777,968	5	1,730	—
U.S. states, territories and municipalities	152,886	1	134,593	1
Non-U.S. sovereign government, supranational and government related	3,326,223	20	2,158,642	14
Corporate bonds	3,047,768	19	5,611,678	36
Mortgage/asset-backed securities	3,068,987	19	2,389,924	16
Total fixed maturities	11,487,739	71	12,639,845	82
Short-term investments	592,724	4	493,726	3
Equities	1,080,985	6	694,301	5
Investments in real estate	70,226	—	72,573	—
Other invested assets (1)	3,027,946	19	1,488,995	10
Total investments	$16,259,620	100%	$15,389,440	100%
Cash and cash equivalents	1,331,199		877,907
Total investments and cash and cash equivalents	17,590,819		16,267,347
Maturity distribution:
One year or less	$1,059,561	9%	$898,455	7%
More than one year through five years	4,563,469	38	5,821,125	45
More than five years through ten years	2,725,469	23	3,203,473	24
More than ten years	662,977	5	820,594	6
Subtotal	9,011,476	75	10,743,647	82
Mortgage/asset-backed securities	3,068,987	25	2,389,924	18
Total fixed maturities and short-term investments	$12,080,463	100%	$13,133,571	100%
Credit quality by market value (Total fixed maturities and short-term investments):
AAA	$2,971,755	25%	$1,167,970	9%
AA	5,479,815	45	5,845,502	44
A	2,066,999	17	2,653,345	20
BBB	1,125,104	9	2,985,983	23
Below Investment Grade/Unrated	436,790	4	480,771	4
	$12,080,463	100%	$13,133,571	100%
Expected average duration		3.0	Yrs	3.9	Yrs
Average yield to maturity at market		2.7%		3.2%
Average credit quality		AA		A
(1) Other invested assets at September 30, 2019 and December 31, 2018 include $1.6 billion and $0.4 billion, respectively, of U.S. bank loans managed under an externally managed mandate. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. The weighted average credit rating as at September 30, 2019 was BB-/B+ with the single largest issuer being 2.1% of the Company's bank loan portfolio.

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

September 30, 2019
	Fair Value	Percentage of Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Financial	$1,392,974	45.7%	7.9%	0.6%
Insurance	312,976	10.3	1.8	0.5
Consumer, Non-cyclical	292,197	9.6	1.7	0.4
Consumer, Cyclical	277,368	9.1	1.6	0.6
Energy	248,805	8.2	1.4	0.2
Industrial	152,296	5.0	0.9	0.2
Utilities	118,055	3.9	0.7	0.1
Real estate and real estate investment trusts	99,197	3.3	0.5	0.1
Communications	75,847	2.5	0.4	0.1
Basic Materials	31,827	1.0	0.2	0.1
Technology	27,395	0.9	0.2	0.1
Longevity and Mortality Bonds	18,688	0.5	0.1	0.1
Other	143	—	—	—
Total Corporate bonds	$3,047,768	100.0%	17.4%
Finance sector - Corporate bonds
Banks	$919,722	30.2%	5.2%
Investment banking and brokerage	251,873	8.3	1.4
Other	221,379	7.2	1.3
Total finance sector - Corporate bonds	$1,392,974	45.7%	7.9%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$—	$123,026	$406,544	$333,991	$56,161	$919,722
Investment banking and brokerage	—	1,584	59,384	188,047	2,858	251,873
Other	1,157	91,499	76,066	48,145	4,512	221,379
Total finance sector - Corporate bonds	$1,157	$216,109	$541,994	$570,183	$63,531	$1,392,974
% of total	0.1%	15.5%	38.9%	40.9%	4.6%	100.0%
Concentration of investment risk - The top 10 Corporate bond issuers account for 28.6% of the Company’s total corporate bonds. The single largest issuer accounts for 3.3% of the Company’s total Corporate bonds and is included in the Consumer, cyclical sector above.

Supplementary Financial Information

PartnerRe Ltd.
Composition of Net Investment Income and Net Realized and Unrealized Investment Gains
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Fixed maturities	$89,552	$93,517	$298,059	$282,915
Short-term investments and cash and cash equivalents	5,364	3,567	20,037	9,335
Equities, investments in real estate, funds held and other	25,670	12,760	49,832	39,293
Investment expenses	(11,163)	(5,446)	(27,610)	(19,507)
Net investment income	$109,423	$104,398	$340,318	$312,036
Net realized investment gains (losses) on fixed maturities and short-term investments	$70,165	$(20,723)	$221,659	$(49,169)
Net realized investment (losses) gains on equities	(174)	1,145	6,241	15,303
Net realized investment gains on other invested assets	9,385	16,254	9,472	7,202
Net realized investment (losses) on funds held–directly managed	—	(192)	—	(470)
Net realized investment gains (losses)	$79,376	$(3,516)	$237,372	$(27,134)
Change in net unrealized investment (losses) gains on fixed maturities and short-term investments	$(29,346)	$(52,586)	$262,620	$(357,791)
Change in net unrealized investment gains on equities	67,836	27,929	244,103	43,518
Change in net unrealized investment (losses) gains on other invested assets	(4,272)	(10,991)	20,192	9,737
Change in net unrealized investment (losses) on funds held–directly managed	—	(1,473)	—	(4,792)
Net other realized and unrealized investment (losses) gains	—	(686)	235	(1,030)
Change in net unrealized investment gains (losses)	$34,218	$(37,807)	$527,150	$(310,358)
Net realized and unrealized investment gains (losses)	$113,594	$(41,323)	$764,522	$(337,492)

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Reconciliation of beginning and ending non-life reserves:
Gross liability at beginning of period	$9,867,699	$9,709,286	$9,895,376	$10,102,172
Reinsurance recoverable at beginning of period	(749,325)	(591,144)	(850,946)	(719,998)
Net liability at beginning of period	9,118,374	9,118,142	9,044,430	9,382,174
Net incurred losses related to:
Current year	921,134	926,073	2,497,018	2,367,368
Prior years	3,240	(32,471)	17,757	(102,201)
	924,374	893,602	2,514,775	2,265,167
Change in reserve agreement (1)	—	—	—	6,572
Net losses paid	(698,105)	(639,279)	(2,213,327)	(2,146,987)
Effects of foreign exchange rate changes	(115,741)	23,359	(116,976)	(111,102)
Net liability at end of period	9,228,902	9,395,824	9,228,902	9,395,824
Reinsurance recoverable at end of period	681,458	669,617	681,458	669,617
Gross liability at end of period	$9,910,360	$10,065,441	$9,910,360	$10,065,441
Breakdown of gross liability at end of period:
Case reserves	$4,093,384	$4,134,614	$4,093,384	$4,134,614
Additional case reserves	153,432	172,644	153,432	172,644
Incurred but not reported reserves	5,663,544	5,758,183	5,663,544	5,758,183
Gross liability at end of period	$9,910,360	$10,065,441	$9,910,360	$10,065,441
Gross liability at end of period by Non-life segment:
P&C	6,871,475	7,187,378	6,871,475	7,187,378
Specialty	3,038,885	2,878,063	3,038,885	2,878,063
Gross liability at end of period	$9,910,360	$10,065,441	$9,910,360	$10,065,441
Unrecognized time value of non-life reserves (2)	$361,061	$750,396	$361,061	$750,396

(1) The change in reserve agreement in 2018 included $7 million of loss development on AXA guaranteed reserves of approximately $400 million which were commuted in the fourth quarter of 2018.
(2) The unrecognized time value, or discount, is the difference between the undiscounted liability for non-life reserves recorded and the discounted amount of these reserves. This discount is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,312,182	$2,114,429	$2,198,080	$2,098,759
Reinsurance recoverable at beginning of period	(11,705)	(15,315)	(11,829)	(9,287)
Net liability at beginning of period	2,300,477	2,099,114	2,186,251	2,089,472
Net incurred losses	300,488	262,540	914,574	759,464
Net losses paid	(370,354)	(176,288)	(878,571)	(598,733)
Effects of foreign exchange rate changes	(57,920)	12,351	(49,563)	(52,486)
Net liability at end of period	2,172,691	2,197,717	2,172,691	2,197,717
Reinsurance recoverable at end of period	9,943	9,875	9,943	9,875
Gross liability at end of period	$2,182,634	$2,207,592	$2,182,634	$2,207,592
Life value in force(1)	$287,700	$352,500	$287,700	$352,500

(1) The life value in force (Life VIF) is the present value of the profits that will emerge from life policies over time and is comprised of the present value of future after-tax profits, and takes into consideration the cost of capital. The Company’s Life VIF is calculated on a going concern basis and is the sum of (i) present value of future profits on a U.S. GAAP basis which represents the net present value of projected after-tax cash flows based on Life reserves, net of deferred acquisition costs and gross of value of business acquired; (ii) cost of non-hedgeable risks; (iii) frictional costs; (iv) time value of options and guarantees; and (v) cost of non-economic excess encumbered capital.

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		September 30, 2019
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Northeast	Hurricane	$847
U.S. Gulf Coast	Hurricane	802
U.S. Southeast	Hurricane	790
Caribbean	Hurricane	254
Europe	Windstorm	410
Japan	Typhoon	301
California	Earthquake	755	$1,107
Japan	Earthquake	447	523
Australia	Earthquake	289	366
New Zealand	Earthquake	256	362
British Columbia	Earthquake	164	328

The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 (see Risk Management—Natural Catastrophe PML in Item 4 of the 20-F).

Supplementary Financial Information

PartnerRe Ltd.
Return on Common Shareholder's Equity (ROE)
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended				For the nine months ended
	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
	$	ROE(1)	$	ROE(1)	$	ROE(1)	$	ROE(1)
Net income (loss) available to common shareholder	216,144	13.1%	(105,735)	(7.2)%	998,117	21.4%	(100,771)	(2.3)%

(1) ROE is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the period. The following is the average common shareholder's equity calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

	For the three months ended				For the nine months ended
Calculation of average common shareholder's equity	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
Beginning of period common shareholder's equity		$6,550,204		$5,955,882		$5,812,287		$6,040,885
End of period common shareholder's equity		$6,638,780		$5,859,026		$6,638,780		$5,859,026
Average common shareholder's equity		$6,594,492		$5,907,454		$6,225,534		$5,949,956

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(Expressed in thousands of U.S. dollars)
(Unaudited)

	September 30, 2019	December 31, 2018
Tangible book value:
Total shareholders' equity	$7,343,007	$6,516,514
Less:
Preferred shares, aggregate liquidation value at $25 per share	704,227	704,227
Common shareholder’s equity or book value	6,638,780	5,812,287
Less:
Goodwill	456,380	456,380
Intangible assets, net of tax (1)	111,395	118,808
Tangible book value	$6,071,005	$5,237,099

Capital structure:
Senior notes (2)	$1,308,102	$1,349,017
Capital efficient notes (3)	62,484	63,384
Preferred shares, aggregate liquidation value	704,227	704,227
Common shareholder's equity	6,638,780	5,812,287
Total capital	$8,713,593	$7,928,915

(1) The intangible assets are presented in the table above net of tax of $9 million at September 30, 2019 and $10 million at December 31, 2018.

(2) The decrease in senior notes is driven by the foreign exchange impact of remeasuring the Euro debt into U.S. dollars at the balance sheet date.

(3) Non-consolidated debt issued externally related to Capital efficient notes (CENts) of $62 million and $63 million as at September 30, 2019 and December 31, 2018, respectively, does not appear in the debt line of the Consolidated Balance Sheets as the finance entity that issued the debt (PartnerRe Finance II Inc.) does not meet the U.S. GAAP criteria for consolidation. The Consolidated Balance Sheets as of September 30, 2019 and December 31, 2018 include the related intercompany notes of $70 million and $71 million, respectively, issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc.